
11018052


SEC MAIL PROCESSING
RECEIVED
JUN 17 2011
WASH, D.C.
211
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 6/20

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 44659

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ANDREW GARRETT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 EAST 45TH STREET - 11TH FL.
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JANNELLE CANNIZZARO 212-682-8833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LIEBMAN GOLDBERG & HYMOWITZ, LLP
(Name – *if individual, state last, first, middle name*)

595 STEWART AVE., SUITE 420	GARDEN CITY	NY	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 6/20

OATH OR AFFIRMATION

I, ANDREW SYCOFF, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ANDREW GARRETT, INC, as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

President

Title

ALBERT L. AKERMAN
Notary Public, State of New York
No.01AK6233986
Qualified in Nassau County
Commission Expires January 10, 2015



Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL
PROCESSING
RECEIVED
2011
SECTION
211

ANDREW GARRETT, INC.

FINANCIAL STATEMENTS AND SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2010

with

INDEPENDENT AUDITORS' REPORT AND REPORT ON INTERNAL CONTROL

ANDREW GARRETT, INC.

For the year ended December 31, 2010

CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

Board of Directors
Andrew Garrett, Inc.

We have audited the accompanying statement of financial condition of Andrew Garrett, Inc. as of December 31, 2010, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Companys' management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Andrew Garrett, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on pages 12-15 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Liebman Goldberg & Hymowitz, LLP
Garden City, New York
February 28, 2011

Except for Note 11, dated May 13, 2011

ANDREW GARRETT, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 310,766	$ -	$ 310,766
Receivables from broker dealers and clearing organizations	1,409,103	-	1,409,103
Deposit with clearing organization	35,000	-	35,000
Other securities	2,813	-	2,813
Investment banking receivable	29,972	-	29,972
Property and equipment, net	-	19,938	19,938
Deposits and prepaid expenses	-	211,283	211,283
Other receivables	-	288,052	288,052
Total assets	$ 1,787,654	$ 519,273	$ 2,306,927

LIABILITIES AND STOCKHOLDERS' EQUITY

	Aggregate Indebtedness Liabilities	Nonaggregate Indebtedness Liabilities	Total
Liabilities:			
Accrued commissions	$ 828,767	$ -	$ 828,767
Accounts payable and accrued expenses payable	569,996	-	569,996
Deferred rent	244,247	-	244,247
Subordinated liabilities	-	500,000	500,000
Total liabilities	$ 1,643,010	$ 500,000	2,143,010
Commitments and Contingencies			
Stockholders' Equity:			
Common stock - no par value; voting; 1,000 shares issued and outstanding			445,336
Additional paid-in capital			4,375,409
Deficit			(4,656,828)
Total stockholders' equity			163,917
Total liabilities and stockholders' equity			$ 2,306,927

See notes to financial statements.

ANDREW GARRETT, INC.

STATEMENT OF OPERATIONS

For the year ended December 31, 2010

Revenues:		
Commission income	$ 9,767,101	
Trading and investment (loss)	(333,695)	
Investment banking income	1,014,771	
Interest, and other income	977,011	
Total revenues		$ 11,425,188
Expenses:		
Commissions	6,206,797	
Salaries and related payroll taxes	2,365,099	
Professional fees	696,011	
Occupancy and equipment rental	628,890	
Travel and entertainment	105,768	
Telephone	232,400	
Dues and regulatory expenses	291,623	
Other administrative expenses	7,611	
Clearance and execution costs	625,937	
Marketing and advertising	10,818	
Office expense and postage	133,728	
Arbitration settlements	827,450	
Insurance	244,622	
Interest and penalties	11,330	
Depreciation	12,745	
Charitable donations	4,258	
Total expenses		12,405,087
Loss before provision for income taxes		(979,899)
Provision for income taxes		17,824
Net loss		$ (997,723)

See notes to financial statements.

ANDREW GARRETT, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the year ended December 31, 2010

	Number of Shares	Common Stock	Additional paid-in Capital	(Deficit)	Total
Balance January 1, 2010	1,000	$ 445,336	$ 4,375,408	$ (3,659,104)	$ 1,161,640
Net loss	-	-	-	(997,723)	(997,723)
Balance December 31, 2010	1,000	$ 445,336	$ 4,375,408	$ (4,656,827)	$ 163,917

See notes to financial statements.

ANDREW GARRETT, INC.

STATEMENT OF CASH FLOWS

For the year ended December 31, 2010

Cash Flows from Operating Activities:	
Net loss	$ (997,723)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation	12,745
(Increase) Decrease in Operating Assets:	
Receivables from brokers and dealers	198,472
Securities not readily marketable	230,500
Deposits and prepaid expenses	70,899
Other receivables	(84,655)
Investment banking receivable	(29,972)
Other securities	136,859
Increase (Decrease) in Operating Liabilities:	
Aggregate indebtedness	729,493
Nonaggregate indebtedness	(189,753)
Total adjustments	1,074,588
Net cash provided by operating activities	76,865
Cash Flows from Investing Activities:	
Purchase of property and equipment	(1,002)
Net cash (used in) investing activities	(1,002)
Net increase in cash	75,863
Cash - beginning of year	234,903
Cash - end of year	$ 310,766
Supplemental Disclosures:	
Interest paid	$ 11,330
Income taxes paid	$ 17,824

See notes to financial statements.

Note 1 – Description of Business:

Andrew Garrett, Inc. (Company) formerly known as Midwest Discount Brokers, Inc., was incorporated in the State of Missouri on March 18, 1992. The Company is a broker-dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company began operating as an introducing broker-dealer in July 1992. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. The agreement with the clearing broker requires the Company to assume the credit risk associated with customer transactions.

In November 2001, the Company merged with Andrew Garrett Acquisition Corporation. Andrew Garrett Acquisition Corporation, a Delaware Corporation, and affiliate of Andrew Garrett Holding Corporation D/B/A Andrew Garrett, Inc. of New York, was formed for the sole purpose of acquiring all of the outstanding common stock of the existing Midwest Discount Brokers, Inc. Immediately subsequent to the acquisition of the stock of Midwest Discount Brokers, Inc., the two Corporations completed a merger of the two existing Corporations. At the time of the merger, Andrew Garrett Acquisition Corporation had no assets or liabilities; all assets having been expended in the stock acquisition and no liabilities incurred in said stock acquisition.

Upon completion of the merger the surviving entity cancelled all of the prior outstanding stock certificates; changed the authorized share of common stock from the prior authorized common stock to 1,000 shares of no par value stock and issued the new 1,000 shares. The surviving entity changed its corporate name from “Midwest Discount Brokers, Inc.” to “Andrew Garrett Inc.” and filed the election with the Secretary of State for the Company to operate under the name "Andrew Garrett Inc." to facilitate the continuing operations with customers and suppliers.

Note 2 – Summary of Significant Accounting Policies:

Nature of Business:

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses.

Securities Transactions:

Securities transactions (and related commission revenues and expenses) are recorded on a settlement date basis; revenues and expenses would not be materially different if reported on a trade date basis.

Note 2 – Summary of Significant Accounting Policies (Continued):

Market Value of Securities:

Securities owned are stated at quoted market values with the resulting unrealized gains and losses reflected in the statement of income. Securities not readily marketable are valued at fair value as determined by management.

Investment Banking:

Investment banking fee income represents fees earned from providing merger and acquisition, financial restructuring advisory services, and acting as sales agent for issuing company's securities.

Property and Equipment:

Property and equipment are reflected at cost. For financial reporting purposes, depreciation is computed using the straight-line method over the useful life of the asset while for income tax reporting, depreciation is computed using the Modified Accelerated Cost System (MACRS) over the statutorily prescribed recovery periods.

Maintenance and repairs, which neither materially add to nor appreciably prolong the life of the property, are charged to expense as they are incurred. Gains or losses on dispositions of property and equipment, as applicable, are included in income or expense.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments:

"Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. The carrying value of cash approximates fair value.

Note 2 – Summary of Significant Accounting Policies (Continued):

Concentration of Credit Risk:

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of cash. The Company maintains some of its cash balances in accounts, which exceed federally insured limits. It has not experienced any losses to date resulting from this policy.

Recent Accounting Pronouncements:

Management has determined that there are no recent Financial Accounting Standards Board pronouncements that have been issued that would have a material impact on the corporation's accounting and disclosures.

Note 3 - Receivable from and Deposit with Clearing Organization:

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivables from broker dealers and clearing organizations represents primarily cash held by the clearing organizations for commissions generated in December 2010 and received in January 2011. The deposit with the clearing organizations is required by the clearing agreement.

As stated in Note 2, the Company records securities transactions on a settlement date basis. Further, the Company has agreed to indemnify its clearing organization for losses that the clearing organization may sustain from the customer accounts introduced by the Company.

Should a customer not fulfill his obligation on a trade date transaction through December 31, 2010, the Company may be required to buy or sell securities at prevailing market prices in the future on behalf of their customers. Subsequent to the balance sheet date, all unsettled trades at December 31, 2010 settled with no resulting liability to the Company.

Note 3 - Receivable from and Deposit with Clearing Organization (Continued):

The Company is engaged in various trading and brokerage activities whose counter parties include broker-dealers, banks, and other financial institutions. In the event counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party with which it conducts business.

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2010 consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 1,409,103	$ 0
Deposit with clearing organization	35,000	0
	$ 1,529,340	$ 0

Note 4 – Property and Equipment:

Property and equipment consists of the following:

		Years
Furniture and equipment	$469,985	5 – 7
Less: accumulated depreciation	450,047	
	$ 19,938	

Depreciation expense for the year ended December 31, 2010 amounted to $12,745.

Note 5 - Income Taxes:

A reconciliation of income tax for December 31, 2010 computed at the applicable state rates.

Multiple State income taxes	$ 17,824
Total tax expense	$ 17,824

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and deferred tax liabilities were:

Deferred tax asset	
Net operating loss carryforward	$ 990,275
Less: valuation allowance	(990,275)
Deferred tax asset	$ -

Note 5 - Income Taxes (Continued):

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Because of the historical earnings history of the Company, the net deferred tax assets have been fully offset by a 100% valuation allowance.

Note 6 - Securities not Readily Marketable:

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Note 7 - Net Capital Requirement:

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. The Company has elected to use the basic method permitted by the rules, which require the Company to maintain minimum net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness (as defined). As of December 31, 2010, the Company's regulatory net capital was $144,222 which was $44,222 in excess of the minimum required.

Note 8 – Deferred Rent:

The Company has entered into a new lease for it's office space in New York City whereby it has received a period of seven months free rent, pursuant to ASC 840-20-25. The company has recognized rent expense on a straight-line basis over the term of the lease which amounts to sixty-six months. The Company has recorded a deferred rent on the balance sheet and is amortizing this over the life of the lease.

Note 9 - Subordinated Liabilities:

The Company has entered into a subordinated loan agreement with RBC Correspondent Services, a division of RBC Capital Markets Corporation in the amount of $500,000 dollars. The maturity date of the agreement is December 31, 2011.

FINRA has found the above referenced agreement acceptable as a satisfactory subordination agreement effective as of December 31, 2010.

Note 10 - Commitments and Contingencies:

The Company is obligated in leases at eight different locations with square footage ranging from 142 sq. ft. to 4,880 sq. ft. The terms of the leases varies.

Rent expense for the year ended December 31, 2010 was $617,087.

Future minimum annual rental payments, exclusive of escalation payments for taxes under operating leases are as follows:

Year ending December 31,	
2011	$ 510,764
2012	514,147
2013	509,588
2014	512,256
2015	85,376
	$2,132,131

In April 2003, the Company was served with an arbitration from one customer alleging unsuitable stock trades and unauthorized transfers of funds from the account. The alleged losses amounted to $1,000,000 plus sundry fees. The Company was served, as well as, their clearing organization TD Waterhouse Investor Services, Inc. and the investment advisor Clasby and Clasby Investment Management Inc. as co-defendants. Counsel for the Company has advised that the Company has meritorious defenses and that the liability will ultimately fall upon the co-defendants. The NASD has required the Company to include this arbitration in their aggregate indebtedness for purposes of calculating their ratios of aggregate indebtedness to net capital. As a result of the above, the percentage of aggregate indebtedness to net capital amounted to 1,832.6 percent.

The company is a defendant in a retail arbitration case. The claim does not specify the exact amount of damages. Counsel for the company cannot predict the outcome, and indicated that mediation should take place in a few months.

The company, pursuant to a settlement agreement, paid $220,000 to resolve the matter which arose due to the transfer of assets from S.W. Bach. The settlement remains subject to bankruptcy court approval before the trustee becomes bound to the settlement agreement. Counsel for the company cannot predict the outcome of the matter.

The company is involved in a litigation which will be arbitrated. At present the case is in the initial discovery phase and no hearing date has been set. Counsel for the company cannot at this time evaluate the claim.

Note 11 - Restatement:

In review of the legal confirmation responses, management had erroneously overstated legal fees of $33,671.22.

Supplemental Information

ANDREW GARRETT, INC.

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS

For the year ended December 31, 2010

Net Capital

Total ownership equity from statement of financial condition	$ 163,917
Add	
a) liabilities subordinated to claims of general creditors allowable in computation of net capital	500,000
Total	663,917
Deductions and/or charges	
a) total non-allowable assets from statement of financial condition	519,273
Net capital before adjustments for haircuts on securities positions and undue concentration.	144,644
Adjustments:	
Haircut on securities	-
Other securities	422
Undue concentration	-
Total adjustments	422
Net capital	$ 144,222
Minimum net capital	$ 100,000
Excess net capital	$ 44,222
Aggregate indebtedness	$ 1,643,010
Percentage of aggregate indebtedness to net capital (1,643,010 ÷ 144,222)	1139.22%
Percentage of aggregate indebtedness to net capital as required by NASD (See Note 7 and 10) (2,643,010 ÷ 144,222)	1832.6%

See notes to financial statements.

ANDREW GARRETT, INC.

COMPUTATION OF DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15C3-3

DECEMBER 31, 2010

The Company has claimed exemption from Rule 15c3-3 based on the fact that all customer transactions are cleared through another broker dealer on a fully disclosed basis. In the opinion of the management of Andrew Garrett, Inc., the conditions of the Company's exemption from rule 15c3-3 were complied with throughout the year ended December 31, 2010.

ANDREW GARRETT, INC.

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL

UNDER RULE 15C3-1 BETWEEN THE UNAUDITED

FOCUS REPORT AND THE AUDITED FOCUS REPORT

For the year ended December 31, 2010

Net capital per unaudited focus report		$ 600,018
Net capital per audited focus report		144,222
Difference to be reconciled		$ (455,796)
Increase in cash	$ 6,020	
Increase in receivables	$ 29,972	
Increase in expense accruals	(491,788)	
		$ (455,796)

See notes to financial statements.

ANDREW GARRETT, INC.

STATEMENT OF CHANGES IN LIABILITIES

SUBORDINATED TO CLAIMS OF CREDITORS

For the year ended December 31, 2010

Subordinated balance - beginning of year	$ 500,000
Additions	-
(Decreases)	-
Subordinated balance - end of year	$ 500,000

See notes to financial statements.

ANDREW GARRETT, INC.

INDEPENDENT AUDITORS' REPORT

on

INTERNAL ACCOUNTING CONTROL

FOR THE YEAR ENDED DECEMBER 31, 2010


SEC MAIL PROCESSING
RECEIVED
JUN 17 2011
WASH, D.C.
211
SECTION

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Board of Directors
Andrew Garrett, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Andrew Garrett, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Liebman Goldberg & Hymowitz LLP
Garden City, New York
February 28, 2011

ANDREW GARRETT INC.

INDEPENDENT AUDITORS' REPORT

ON

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

FOR THE YEAR ENDED DECEMBER 31, 2010

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

To the Board of Directors of Andrew Garrett Inc.
140 East 45th Street - 11th Floor
New York, NY 10017

In accordance with Rule 17-a-5(e)(4) under Securities Exchange Act of 1934, we have audited the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, solely to assist you in compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Andrew Garrett Inc.'s management is responsible for Andrew Garrett Inc.'s compliance with those requirements. Our audit was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled checks noting no differences.

2. Compared the amounts reported on the audited FormX-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers.

5. Payment schedule attached.

This report is intended solely for the information and use of Management Financial Industry Regulatory Authority, Inc. SIPC and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



Liebman Goldberg & Hymowitz, LLP
Garden City, New York

February 28, 2011